SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549
_______________________

SCHEDULE 14D-1
Tender Offer Statement Pursuant to Section 14(d)(1)
of the Securities Exchange Act of 1934
(AMENDMENT No. 1)
_______________________

GROWTH HOTEL INVESTORS II,
a California Limited Partnership
(Name of Subject Company)

DEVON ASSOCIATES
CAYUGA ASSOCIATES L.P.
FLEETWOOD CORP.
(Bidders)

LIMITED PARTNERSHIP ASSIGNEE UNITS
(Title of Class
 of Securities)

NONE
(CUSIP Number of Class
 of Securities)
_______________________


Michael L. Ashner
Devon Associates                            Edward Mattner
Cayuga Associates L.P.                   Fleetwood Corp.
100 Jericho Quadrangle                   114 West 47th Street
Suite 214                                          19th Floor
Jericho, New York  11735-2717      New York, New York  10036
(516) 822-0022                                 (212) 921-3340

Copies to:

Mark I. Fisher                                      G. David Brinton
Rosenman & Colin LLP                      Rogers & Wells
575 Madison Avenue                          200 Park Avenue
New York, New York  10022-2585    New York, New York  10166
(212) 940-8877                                  (212) 878-8276

(Name, Address and Telephone Number of
Person Authorized to Receive Notices and
Communications on Behalf of Bidders)

(Continued on following pages)
(Page 1 of 8 Pages)


CUSIP NO.  NONE              14D-1             Page 2 of 8 Pages

1.     Name of Reporting Person
     S.S. or I.R.S. Identification No. of Above Person

          Devon Associates


2.     Check the Appropriate Box if a Member of a Group
     (See Instructions)
                                                         (a)  [  ]

                                                         (b)  [  ]

3.     SEC Use Only




4.     Sources of Funds (See Instructions)

          WC; OO

5.     Check Box if Disclosure of Legal Proceedings is
     Required Pursuant to Items 2(e) of 2(f)

                                                              [  ]


6.     Citizenship or Place of Organization

          New York


7.     Aggregate Amount Beneficially Owned by Each Reporting
     Person

          1 Unit

8.     Check Box if the Aggregate Amount in Row (7) Excludes
     Certain Shares (See Instructions)

                                                              [  ]


9.     Percent of Class Represented by Amount in Row (7)

          Less than 1%

10.     Type of Reporting Person (See Instructions)

          PN

CUSIP NO.  NONE              14D-1             Page 3 of 8 Pages

1.     Name of Reporting Person
     S.S. or I.R.S. Identification No. of Above Person

          Cayuga Associates L.P.


2.     Check the Appropriate Box if a Member of a Group
     (See Instructions)
                                                         (a)  [  ]

                                                         (b)  [  ]

3.     SEC Use Only




4.     Sources of Funds (See Instructions)

          WC; OO

5.     Check Box if Disclosure of Legal Proceedings is
     Required Pursuant to Items 2(e) of 2(f)

                                                              [  ]


6.     Citizenship or Place of Organization

          Delaware


7.     Aggregate Amount Beneficially Owned by Each Reporting
     Person

          0 Units*

8.     Check Box if the Aggregate Amount in Row (7) Excludes
     Certain Shares (See Instructions)

                                                              [X]*


9.     Percent of Class Represented by Amount in Row (7)

          0

10.     Type of Reporting Person (See Instructions)

          PN

_______________

* Does not include 2,942 Units owned by QALA III Associates, a New York general partnership and affiliate of Cayuga
Associates L.P.



CUSIP NO.  NONE              14D-1             Page 4 of 8 Pages

1.     Name of Reporting Person
     S.S. or I.R.S. Identification No. of Above Person

          Fleetwood Corp.


2.     Check the Appropriate Box if a Member of a Group
     (See Instructions)
                                                         (a)  [  ]

                                                         (b)  [  ]

3.     SEC Use Only




4.     Sources of Funds (See Instructions)

          WC; OO

5.     Check Box if Disclosure of Legal Proceedings is
     Required Pursuant to Items 2(e) of 2(f)

                                                              [  ]


6.     Citizenship or Place of Organization

          Delaware


7.     Aggregate Amount Beneficially Owned by Each Reporting
     Person

          0 Units**

8.     Check Box if the Aggregate Amount in Row (7) Excludes
     Certain Shares (See Instructions)

                                                              [X]**


9.     Percent of Class Represented by Amount in Row (7)

          0

10.     Type of Reporting Person (See Instructions)

          CO


_____________
** Does not include 15 Units owned by LTBD, Inc., a Delaware corporation and affiliate of Fleetwood Corp.


	AMENDMENT No. 2 TO SCHEDULE 14D-1

This Amendment No. 2 further amends and supplements the Tender Offer Statement on Schedule 14D-1 (the "Schedule 14D-1") filed with the Commission on February 15, 1996 by Devon Associates, a New York general partnership (the "Purchaser"), as amended and supplemented by Amendment No. 1 to the Schedule 14D-1 filed with the Commission by the Purchaser on March 8, 1996, relating to the offer of the Purchaser to purchase up to 21,000 of the outstanding limited partnership assignee units ("Units") of Growth Hotel Investors II, a California limited partnership (the "Partnership"), at a purchase price of $750 per Unit, net to the seller in cash, upon the terms set forth in the Offer to Purchase dated February 15, 1996 and the related Letter of Transmittal (which collectively constitute the "Offer"), to include the information set forth below. Terms not otherwise defined herein shall have the meaning ascribed to them in the Schedule 14D-1 and the Offer to Purchase.

Item 10.  Additional Information.

Item 10(f) is hereby amended by adding after the only sentence thereof the following sentence:

"Reference is hereby also made to Supplement No. 1, a copy of which is attached hereto as Exhibit (a)(5), and which is incorporated herein in its entirety by reference."




Item 11.  Material to be Filed as Exhibits.
Item 11 is hereby amended by adding the following, which are attached as exhibits:

(a)(5)  Supplement No. 1 to Offer to Purchase dated
March 18, 1996.

(c)(2)  Memorandum of Understanding, dated March 15,
1996.

(z)(iii) Letter, dated March 12, 1996, from Promus to the Partnership and Growth Hotel Investors, a California limited partnership.

(z)(iv) Letter, dated March 15, 1996, from Promus to the Partnership and Growth Hotel Investors, a California limited partnership.






     Signatures
     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Dated:  March 18, 1996
                                   DEVON ASSOCIATES
                                   By:     Cayuga Associates L.P.


                                        By:  Cayuga Capital Corp.,
                                             its General Partner


                                        By:      /s/ Michael L. Ashner

                                             Name:   Michael L. Ashner
                                             Title:  President


                                   By:     Fleetwood Corp.



                                        By:      /s/ Edward E. Mattner

                                             Name:  Edward E. Mattner
                                             Title: President


                                   CAYUGA ASSOCIATES L.P.
                                   By:     Cayuga Capital Corp.,
                                        its General Partner


                                        By:   /s/ Michael L. Ashner
                                             Name:   Michael L. Ashner
                                             Title:  President

                                   FLEETWOOD CORP.


                                        By:   /s/ Edward E. Mattner
                                               Name:   Edward E. Mattner
                                             Title:  President


                          Exhibit Index

                                                    Sequentially
Exhibit No.               Description               Numbered Page
(a)(5)    Supplement No. 1 to Offer to Purchase          9
          dated March 18, 1996

(c)(2)    Memorandum of Understanding, dated            12
          March 15, 1996

(z)(iii) Letter, dated March 12, 1996, from Promus to the Partnership and Growth Hotel
          Investors II, a California limited partnership*

(z)(iv)   Letter, dated March 15, 1996 from Promus      24
          to the Partnership and Growth Hotel
          Investors II, a California limited partnership



*  Incorporated by reference to Exhibit(c)(15) to Schedule
14D-9 filed with the Commission by Growth Hotel Investors on February 29, 1996 in connection with the Offer, and amended by Amendment No.1 thereto filed with the Commission on March 7, 1996 and Amendment No.2 thereto dated March 13, 1996


                           EXHIBIT (a)(v

	Supplement
	to
	Offer to Purchase
	Up to 21,000 Units of Limited Partnership Assignee Units of
	GROWTH HOTEL INVESTORS II,
	a California Limited Partnership
	for
	$750 Net Per Unit
	by
	DEVON ASSOCIATES

THE OFFER, WITHDRAWAL RIGHTS AND THE PRORATION PERIOD WILL EXPIRE AT 12:00 MIDNIGHT, NEW YORK CITY TIME, ON MARCH 25, 1996 UNLESS EXTENDED. LIMITED PARTNERS MAY WITHDRAW UNITS THAT HAVE ALREADY BEEN TENDERED BY
FOLLOWING THE
PROCEDURES SET FORTH BELOW IN THIS SUPPLEMENT.

	Devon Associates, a New York general partnership (the "Purchaser") hereby supplements and amends its offer (the "Purchaser's Offer") to purchase up to 21,000 of the outstanding Limited Partnership Assignee Units ("Units") of
Growth Hotel Investors II, a California limited partnership ("GHI II"), for
$750 per Unit, upon the terms and subject to the conditions set forth in the Offer to Purchase dated February 15, 1996, in this Supplement, and in the related Letter of Transmittal, as each may be supplemented or amended from time to time.

I. 	EXTENSION OF THE PURCHASER'S OFFER

	On March 7, 1996, the Purchaser agreed to extend its offer to March 25, 1996, in conjunction with expedited discovery being conducted in two class and derivative action lawsuits entitled Wallace, et al. v. Devon Associates, et al. and R&S Asset Partners, et al. v. Devon Associates, et al., filed in, respectively, the Supreme Court of New York and the Superior Court for the State of California against the Purchaser, Montgomery Realty Company-85 (the "General Partner"), which is the managing general partner of GHI II and the general partner of Growth Hotel Investors ("GHI" and together with GHI II, the "Partnerships"), and various affiliated or related persons and entities (the "Actions").

	The Plaintiffs in the Actions assert claims for, inter alia, breaches of fiduciary duty and aiding and abetting such breaches and seek, among other things, to require the General Partner to explore and pursue all transactions that would maximize the value of the Units of the Partnerships, including the solicitation of offers to purchase all, or substantially all, of the 28 properties directly or indirectly owned by the Partnerships (the "Properties").
 Each of the Properties is operated as a Hampton Inn Hotel under a license agreement with Hampton Inns, Inc. ("Hampton"). In addition, 18 of the Hampton Inn Hotels are owned in a joint venture with Hampton in which the Partnerships, through Growth Hotel Investors Combined Fund No. 1, own an 80% interest and Hampton owns a 20% subordinated interest.

II. 	RECEIPT OF OFFER FROM PROMUS HOTEL CORPORATION TO
	PURCHASE ALL PROPERTIES OWNED BY THE PARTNERSHIPS

	On March 12, 1996, the Partnerships advised the Purchaser that they had received from Promus Hotel Corporation ("Promus") an offer (the "Promus Offer") to purchase, through a subsidiary of Promus, all of the Properties owned directly or indirectly by the Partnerships free and clear of all debts and encumbrances for an aggregate purchase price of $147,400,000 in cash. As of December 31, 1995, the Properties were encumbered by indebtedness having an aggregate principal balance of approximately $55,600,000 (approximately $37,100,000 and $18,500,000 of which are attributable to interests owned by GHI II and GHI, respectively). Furthermore, the amount ultimately distributed to limited partners (as of December 31, 1995, there were outstanding 58,982 Units and 36,932 Units in GHI II and GHI, respectively) if the Promus Offer was closed would be increased by the amount of net current assets of each Partnership (as of December 31, 1995, GHI II and GHI had net current assets of approximately $5,400,000 and $4,300,000, respectively) and decreased as a result of the general partners' entitlement to receive 2% of the proceeds distributed by each Partnership. Based on the information set forth above, the allocation of the purchase price among the Properties in the manner set forth in the Promus Offer and assuming that the Partnerships incur liquidation costs equal to 3% of the purchase price, the Purchaser estimates that GHI II limited partners would receive approximately $994 per Unit if the Promus Offer was closed on the foregoing terms. However, the Promus Offer is subject to a number of substantial conditions described below and, accordingly, there can be no assurance that a transaction with Promus will be consummated or, if consummated, that it will close on the terms referred to above.



	The Promus Offer is contingent on satisfaction of the following conditions: (1) a 30-day due diligence period and satisfaction with respect to title, survey, environmental matters, alcoholic beverage control matters, third party consents, governmental approvals, engineering matters, physical condition of the properties, financial statements, litigation, compliance with law, labor matters, insurance, taxes, employee benefit matters, intellectual property, material contracts, antitrust, compliance with standards manual and other customary matters regarding the assets to be purchased; (2) receipt of governmental and other required consents and approvals; and (3) documentation of the purchase transactions on terms and conditions satisfactory to all parties within a reasonable time. The Promus Offer expires at 5:00 p.m. on March 31, 1996.

	Promus, an affiliate of Hampton, is a publicly-traded corporation and the franchisor and operator of the Embassy Suites, Hampton Inn, Hampton Inn &
Suites and Homewood Suites hotel brands. Promus has indicated that it believes its offer represents substantially greater value to the limited partners of GHI II than the Purchaser's Offer.

III. PROPOSED SETTLEMENT OF THE ACTIONS AND THE GENERAL PARTNER'S
	AGREEMENT TO SOLICIT ADDITIONAL OFFERS FOR THE PROPERTIES

	On March 15, 1996, the parties to the Actions entered into an agreement to settle the Actions and all claims that were asserted, or could have been asserted, in the Actions for inter alia, the following consideration:

(1) the General Partner's agreement to take any such actions as are reasonably necessary and consistent with its fiduciary duties to procure offers for the purchase of the Properties which maximize the value of the Units. If after taking such actions, the General Partner determines, consistent with its fiduciary duties, to accept an offer or offers to purchase all or substantially all of the Properties, it will prepare a proposed plan of liquidation for each Partnership and submit such proposals to a vote of the Unitholders. Thereafter, such plans shall be implemented if approved by a majority of outstanding Units in the Partnerships, as required by the Partnership Agreements of the Partnerships;

(2) the General Partner's agreement to allow counsel for the Plaintiffs in the Actions ("Plaintiffs' Counsel") to comment upon the solicitation process. The General Partner will make available to Plaintiffs' Counsel all materials and correspondence sent by the General Partner in connection with the solicitation of interested bidders and sent by the General Partner in response to any offers or expression of interest, and all correspondence received by the General Partner in response to any solicitation and any offer which was not solicited; and

(3) the Purchaser's agreement to mail this Supplement to all limited partners.

	As set forth above, pursuant to the terms of the agreement to settle the Actions, the General Partner will now solicit offers from any and all parties (including Promus) that may be interested in purchasing all, or substantially all, of the Properties. If any such offers are forthcoming, such offers could result in the receipt by limited partners of amounts in excess of that provided by the Purchaser's Offer or the current Promus Offer. However, there can be no assurance that any offers other than the Promus Offer will be received, or, if received, that such offers will be accepted.

IV. 	PROCEDURES FOR THE WITHDRAWAL OF UNITS PREVIOUSLY TENDERED

	IN ACCORDANCE WITH SECTION 4 OF THE OFFER TO PURCHASE, LIMITED
PARTNERS
WHO HAVE TENDERED UNITS PURSUANT TO THE PURCHASER'S OFFER AND WHO NOW
WISH TO
WITHDRAW THEIR UNITS, MAY DO SO BY DELIVERING TO THE PURCHASER A WRITTEN
NOTICE
OF WITHDRAWAL ON OR PRIOR TO MARCH 25, 1996. TO BE EFFECTIVE, ANY SUCH NOTICE OF WITHDRAWAL MUST SPECIFY THE NAME OF THE PERSON WHO TENDERED THE UNITS,
MUST
BE SIGNED BY THE PERSON(S) WHO SIGNED THE LETTER OF TRANSMITTAL IN THE SAME MANNER AS THE LETTER OF TRANSMITTAL WAS SIGNED.

	IF YOU HAVE ANY QUESTIONS OR NEED ASSISTANCE, PLEASE CONTACT THE
HERMAN
GROUP, INC. AT (800) 530-4966.

						DEVON ASSOCIATES


March 18, 1996



                         EXHIBIT (z)(iii


	SUPERIOR COURT OF THE STATE OF CALIFORNIA

	FOR THE COUNTY OF LOS ANGELES

R & S ASSET PARTNERS, a Florida General
Partnership, and JESSIE B. SMALL, on
their own behalves, on behalf of all
others similarly situated, and
derivatively on behalf of the Nominal
Defendants,

           Plaintiffs,            Civil No. BC145220
                                 Action No. 1
                              v.

DEVON ASSOCIATES, CAYUGA ASSOCIATES,
L.P., CAYUGA CAPITAL CORP., FLEETWOOD
CORP., CARL C. ICAHN, MICHAEL L. ASHNER,
MARTIN LIFTON, ARTHUR N. QUELER,
INSIGNIA FINANCIAL GROUP, INC., IFGP,
CORP., NATIONAL PROPERTIES INVESTORS,
INC., NPI EQUITY INVESTMENTS II, INC.,
FOX REALTY INVESTORS, PORTFOLIO REALTY
ASSOCIATES, L.P., EMMET J. CASHIN, JR.,
JAROLD A. EVANS, W. PATRICK MCDOWELL,
APOLLO REAL ESTATE ADVISORS, L.P., and
MONTGOMERY REALTY COMPANY-85,

					Defendants,

				- and -

GROWTH HOTEL INVESTORS, a California
Limited Partnership and GROWTH HOTEL
INVESTORS II, a California Limited
Partnership,

			Nominal Defendants.




SUPREME COURT FOR THE STATE OF NEW YORK
COUNTY OF NEW YORK
----------------------------------------
WILLIAM WALLACE, MILDRED WALLACE, EDITH
G. MARTIN, PAUL ALLEMANG and GWEN
ALLEMANG, on behalf of themselves and
all others similarly situated, and
derivatively on behalf of GROWTH HOTEL
INVESTORS, a California Limited
Partnership, and GROWTH HOTEL INVESTORS
II, a California Limited Partnership,

      Plaintiffs,                                    Index No. 96/00866
                                                    Action No. 2
                        - against -

DEVON ASSOCIATES, MONTGOMERY REALTY 85,
GHI ASSOCIATES, CAYUGA ASSOCIATES L.P.,
CAYUGA CAPITAL CORP., INSIGNIA FINANCIAL
GROUP, INC., L.P. and FLEETWOOD CORP.,

			Defendants,

			   - and -

GROWTH HOTEL INVESTORS, a California
Limited Partnership and GROWTH HOTEL
INVESTORS II, a California Limited
Partnership,

			Nominal Defendants.
----------------------------------------

	MEMORANDUM OF UNDERSTANDING

The parties to the class and derivative actions entitled R&S Asset Partners, et. al. v. Devon Associates, et al., Civil No. 145220, and William Wallace, et al v. Devon Associates, et al., Index No. 96/00866, pending, respectively, in the Superior Court of the State of California for the County of Los Angeles and in the Supreme Court for the State of New York, County of New York (the "Actions"), by their attorneys or principals, have reached an agreement in principle providing for the proposed settlement of the Actions on the terms and subject to the conditions set forth below. This Memorandum of Understanding embodies the principal terms of the proposed agreement (the "Settlement") by and between counsel representing the plaintiffs ("Plaintiffs' Counsel"), suing derivatively on behalf of the two California limited partnerships named as nominal defendants in the Actions, Growth Hotel Investors ("GHI") and Growth Hotel Investors II ("GHI II") (collectively, the "Partnerships"), and directly on behalf of themselves and a putative class consisting of all holders of limited partnership assignee units ("Units") of the Partnerships (the "Class" or "Unitholders), and the principals or counsel for defendants DEVON ASSOCIATES, CAYUGA ASSOCIATES, L.P., CAYUGA CAPITAL CORP., FLEETWOOD CORP., CARL C. ICAHN, MICHAEL L. ASHNER, MARTIN LIFTON, ARTHUR N. QUELER, INSIGNIA FINANCIAL GROUP, INC. (referred to in Action No. 2 as "Insignia Financial Group, Inc., L.P."), IFGP, CORP., NATIONAL PROPERTIES INVESTORS, INC., NPI EQUITY INVESTMENTS II, INC., FOX REALTY INVESTORS, PORTFOLIO REALTY ASSOCIATES, L.P., EMMET J. CASHIN, JR., JAROLD A. EVANS, W. PATRICK MCDOWELL, APOLLO REAL ESTATE ADVISORS, L.P., and MONTGOMERY REALTY COMPANY-85 (referred to in Action No. 2 as "Montgomery Realty-85"), and GHI ASSOCIATES (Plaintiffs and Defendants are referred to collectively as the "Parties").


1. The Parties will in good faith execute an appropriate stipulation of settlement (the "Stipulation of Settlement") and such other documentation as may be required to obtain court approval of the Settlement upon the terms set forth in this Memorandum of Understanding and such other terms to which the Parties may hereafter agree. The Stipulation of Settlement will expressly provide, inter alia, that all Defendants have denied, and continue to deny, that they have committed any wrongdoing or violations of law or of any fiduciary or other obligation, and that they are entering into the Stipulation of Settlement solely because the proposed Settlement will eliminate the burden, expense and risk of further litigation. The Stipulation of Settlement will expressly provide, inter alia, for a release by Plaintiffs, the Class and the Partnerships of all claims arising out of or relating to the outstanding tender offers of Devon Associates for Units (the "Tender Offers") and any and all claims, whether direct or derivative, which have been or could have been asserted in the Actions. In exchange for the settlement of the Actions and release of all claims made therein, the Defendants agree to provide the following.

2. Defendant Montgomery Realty Company-85, the general partner of the Partnerships (the "General Partner"), agrees to take any such actions as are reasonably necessary and consistent with its fiduciary duties to procure offers for the purchase of the assets (or the underlying real estate) of the Partnerships which maximize the value of the Units. In connection therewith, the General Partner shall deal fairly and in good faith with persons or entities expressing an interest in making a bona fide offer to purchase the assets or underlying real estate of the Partnerships, and, consistent with the General Partner's fiduciary duties and subject to execution and compliance with customary confidentiality agreements, will provide all bona fide offerors with access to the Partnerships' books and records for purposes of due diligence. If after taking such actions, the General Partner determines, consistent with its fiduciary duties, to accept an offer or offers to purchase all or substantially all of the Partnerships' assets or underlying real estate, it will, consistent with its fiduciary duties and contractual obligations to others, prepare a proposed plan of liquidation for each Partnership and submit such plans to a vote of the Unitholders and, thereafter, shall implement such plans if approved by the holders of the requisite number of outstanding Units in the Partnerships as required by the Amended and Restated Partnership Agreements of the Partnerships (the "Partnership Agreements"). To the extent anything in this paragraph 2 or in any paragraph of this Memorandum of Understanding conflicts with the express obligations of the General Partner set forth in the Partnership Agreements, the Partnership Agreements shall govern.

3. The General Partner shall make available to Plaintiffs' Counsel all materials and correspondence (a) sent by the General Partner in connection with the solicitation of interested bidders, (b) sent by the General Partner in response to any offers or expressions of interest; and (c) all correspondence received by the General Partner in response to any solicitation and any offers which were not solicited. The General Partner agrees to allow Plaintiffs' Counsel to comment upon the solicitation process.

4. Upon the execution of this Memorandum of Understanding, Devon Associates will mail to all Unitholders copies of the Supplemental Disclosure that is attached hereto as Exhibit A.

5. The consummation of the Settlement is expressly conditioned upon the entry of a final order dismissing the Actions and the entry of an order barring with prejudice and without costs any and all class and derivative claims arising out of or relating to the Tender Offers and any and all claims, direct or derivative, that have been or could have been asserted in the Actions, in any other forum or proceeding, against the Defendants, their subsidiaries, parents, affiliates, predecessors, officers, directors, agents, successors or assigns, or the employees, agents, representatives, officers or directors of any of them, by or on behalf of the Class, the Partnerships or all persons or entities who own Units, as well as their successors and assigns (whether express, by implication or by operation of law).

6. The Parties will present the Stipulation of Settlement either to the Superior Court of California or to the Supreme Court of New York (the "Court") for approval as soon as practicable, and will use their best efforts to obtain Final Approval of the Settlement (defined below) and the dismissal of the Actions with prejudice and without costs to any party (except such attorneys' fees and expenses as may be awarded by the Court and the expenses of notice as provided in paragraph 11 hereof). Final Approval of the Settlement shall not be deemed to have taken place until the Court shall have approved the Settlement and the dismissal of the Actions with prejudice and without costs, final judgment has been entered, and the time for all appeals therefrom shall have expired ("Final Approval").

7. Prior to the submission of a Stipulation of Settlement and supporting papers to the Court, Plaintiffs shall be entitled to conduct such additional investigation and reasonable discovery (whether formal or informal) to further confirm the fairness and reasonableness of the Settlement as they deem reasonably necessary under the circumstances. The Parties and their counsel will cooperate in arranging for such discovery in an expeditious manner at mutually convenient times.

8. The Settlement reflected in this Memorandum of Understanding is subject to approval of the Court. In the event the Court declines to approve this Settlement, this Memorandum of Understanding, together with any Stipulation of Settlement and any order approving the representative Plaintiffs shall be null and void and shall have no continuing effect, and no reference to the fact of a proposed settlement or the terms thereof shall be made to any court or shall be used in any proceeding against the Defendants or the Plaintiffs as a concession of liability or lack thereof or for any purpose whatsoever by any person or entity.

9. This Memorandum of Understanding shall in no event be construed or be deemed to be evidence of an admission or concession on the part of any Defendant with respect to any claim or any fault or liability or damages whatsoever. Each Defendant denies any and all wrongdoing of any kind whatsoever in connection with the Partnerships, denies any liability in the Actions, and does not concede any infirmity in the defenses which each Defendant may assert. Each Defendant is entering into this Memorandum of Understanding solely to avoid further expense, inconvenience, and delay and to dispose of expensive, burdensome and protracted litigation.

10. Notwithstanding any other paragraph hereof, the Defendants will pay the reasonable out-of-pocket costs and expenses of notification to the Class of this Settlement, regardless of whether Final Approval of the Settlement is obtained.

11. The consummation of the Settlement is subject to the completion by Plaintiffs of discovery described above, final agreement as to appropriate Stipulation(s) of Settlement, and such other documentation as may be required to effect Final Approval of the Actions. The Settlement contemplated by this Memorandum of Understanding will not be binding upon any party until such discovery has been completed and appropriate Stipulation(s) of Settlement have been signed, the Settlement and the Dismissal of the Actions with prejudice and without costs has been obtained, and judgments are final. This Memorandum of Understanding shall be null and void and of no force and effect should any of these conditions not be met or should Plaintiffs' Counsel reasonably determine that any Party has failed to act in material compliance with their obligations hereunder. In that event, this Memorandum of Understanding shall not be deemed to prejudice in any way the positions of the Parties or any Defendants with respect to the Actions. In all events, this Memorandum of Understanding shall not be deemed, utilized or offered to prejudice in any way the position of any of the Parties or any Defendants with respect to the Actions or otherwise.

12. Except as may be provided for in paragraph 7 above, all dates for the service of responsive pleadings or for the taking of any other action in connection with the Actions are hereby adjourned without date, subject to reinstatement upon reasonable notice to the Parties.

Dated:  New York, New York
	   March 14, 1996


WECHSLER HARWOOD
  HALEBIAN & FEFFER LLP



By: _____________________________
    Andrew D. Friedman, Esq.
Attorneys for Plaintiffs
  R&S Asset Partners and
  Jessie B. Small
805 Third Avenue, 7th Floor
New York, New York  10022
(212) 935-7400


GOODKIND LABATON RUDOFF
  & SUCHAROW, LLP



By: ______________________________
    Lynda J. Grant, Esq.
Attorneys for Plaintiffs
  William and Mildred Wallace,
  Edith G. Martin and
  Paul and Gwen Allemang
100 Park Avenue
New York, New York  10017
(212) 907-0700



BEIGEL SCHY LASKY RIFKIND
  FERTIK & GELBER


By: _____________________________
    Leigh Lasky, Esq.

Attorneys for Defendants
  Devon Associates, Cayuga
  Associates, L.P., Cayuga
  Capital Corp., Michael L.
  Ashner, Martin Lifton,
  Arthur N. Queller, Apollo
  Real Estate Advisors, L.P.
  Emmet J. Cashin, Jr., Jarold A.
  Evans and W. Patrick McDowell
750 Lexington Avenue
New York, New York
(212) 705-5300

NIXON, HARGRAVE, DEVANS & DOYLE LLP



By: _______________________________
    Adam B. Gilbert, Esq.
Attorneys for Defendants
  Montgomery Realty Company-85
  Growth Hotel Investors,
  Growth Hotel Investors II
  and GHI Associates
437 Madison Avenue
New York, New York  10022
(212) 940-3000


ROGERS & WELLS



By: ______________________________
    David Schulz, Esq.
Attorneys for Defendants
  Fleetwood Corp. and Carl C. Icahn
200 Park Avenue
New York, New York  10166
(212) 878-8000



PROSKAUER ROSE GOETZ & MENDELSOHN
LLP



By: _____________________________
    Thomas C. Moore, Esq.
Attorneys for Defendants
  Insignia Financial Group, Inc.,
  IFGP, Corp., National Properties
  Investors, Inc. NPI Equity
 	Investments II, Inc. and Fox
Realty Investors
1585 Broadway
New York, New York  10036
(212) 969-3000



PORTFOLIO REALTY ASSOCIATES, L.P.



By: _____________________________
	W. Patrick McDowell


                        EXHIBIT (z)(v


	[PROMUS HOTEL CORPORATION LETTERHEAD]


								March 15, 1996




Via Facsimile

Growth Hotel Investors
Attn:  General Partner
One Insignia Financial Plaza
Greenville, South Carolina  29602

Growth Hotel Investors II
Attn:  General Partner
One Insignia Financial Plaza
Greenville, South Carolina  29602


Ladies and Gentlemen:

This is to inform you that the Board of Directors of Promus Hotel
Corporation approved our offer to you dated March 11, 1996 and amended March 12, 1996.

Enclosed is a breakdown of the valuations that were the basis of our offer on a per property basis. Our offer is for the package of 28 hotels and we want to discuss allocation of the purchase price to maximize advantage to all parties. We wish to meet with you at your earliest convenience to appropriately allocate the offer among the partnerships as well.

Although we do not have the information necessary to be completely confident as to the value of our offer on a "per unit" basis, based upon your estimated $101,500.00 distribution upon consummation of our offer, and 95,914 units of the two partnerships outstanding, we calculate an estimated $1,058.24 per unit for the limited partners of both GHI and GHI II if an equal amount were to be distributed for each unit.

We are confident that we can finance the proposed purchase with one of our lenders and our existing credit facilities. Our offer is not contingent on obtaining financing. We further believe that in the event of a prompt meeting to fully discuss relevant information we may be able to reduce the due diligence period to under 30 days since we are familiar with many of the hotels.

It is our desire to meet with you as soon as possible so that we both may adequately define our offer in order for you to make a fully informed comparison between the value of our offer and other outstanding offers and describe the difference to your unit holders. Since we believe our offer represents a very advantageous proposal to your partnerships, we would hope that the parties can come to a prompt meeting of the minds and closing of this transaction.

						Very truly yours,

						/s/

						Michael D. Rose




MDR/de
Attachment


PROMUS HOTEL CORPORATION

Growth Hotel Investors & Growth Hotel Investors II
Property Listing & Purchase Price



Property Name                          Purchase
                                                   Price

Memphis - Sycamore View     3,427,834
Columbia, SC                          5,641,771
Spartanburg, SC                       2,297,904
N. Little Rock, AR                  4,720,498
Amarillo, TX                           3,988,328
Greenville, SC                         4,732,242
Charleston, SC                         5,042,739
Memphis - Poplar, TN             7,750,115
Atlanta - Roswell, GA             6,512,365
Dallas - Richardson, TX          4,678,741
Nashville - Briley, TN             6,155,509
Greensboro, NC                       6,580,390
Birmingham, AL                      6,249,461
San Antonio, TX                      3,803,509
Madison Heights, MI               3,870,129
Chapel Hill, NC                        8,543,591
Mountain Brook, AL                5,825,253
Atlanta - Northlake, GA           5,702,944
North Dallas                             8,511,711
Syracuse                                   2,842,905
Brentwood                               6,132,185
Aurora                                     5,873,889
Albuquerque North                 6,964,874
Kansas City                             5,570,852
Eden Prairie                            5,089,980
Dublin                                    4,659,283
St. Louis                                 5,270,980
Colorado Springs                   2,960,018

TOTAL PORTFOLIO VALUE             147,400,000